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                             February 15, 2023

       Lucas Wang
       Chief Executive Officer
       Bit Origin Ltd.
       375 Park Ave, Fl 1502
       New York, NY 10152

                                                        Re: Bit Origin Ltd.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-3
                                                            Filed February 6,
2023
                                                            File No. 333-268501

       Dear Lucas Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Prospectus Summary
       Business Overview, page 5

   1. Refer to your response to prior comment 3. Please revise to clarify who maintains control of, or has access to,
the private keys for your Bitcoin wallets, and the security processes and procedures you have
in place for withdrawing or transferring Bitcoin from those
                                                        wallets.
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany15,
February   NameBit
             2023 Origin Ltd.
February
Page 2 15, 2023 Page 2
FirstName LastName
Miners, page 5

2. Refer to your response to prior comment 2. Please disclose the range of bitcoin prices for the periods covered by each table up to the most recent practicable date, and clarify how you calculated the "weighted average" of the hosting price. Also, we note your disclosure on page 6 that "[t]he depreciation expenses are the sunk cost to the mining operation at
         $17,600/BTC mined." To the extent that these costs are not included in your breakeven analyses on page 6, please include these costs or tell us why you believe this is not necessary. In addition, please revise your disclosure on page 5 to discuss the impact to your business of your policy to hold bitcoin instead of trading it for fiat currency.
Mining Facilities
Cheyenne, Wyoming, page 9

3. Refer to your response to prior comment 6. In addition, we note that Dr. Jiaming Li is the founder of the general partner MineOne Partners Limited. Please revise to clarify whether this limited partnership represents a related party transaction and provide a more detailed discussion of the terms of the partnership agreement. Finally, clarify whether the terms of the partnership were negotiated at arm's length.
Impact of Recent Developments Regarding Crypto Asset Market, page 11

4. Refer to your response to prior comment 8. Please revise to discuss any pending regulation related to electricity consumption by mining companies or the exchange of crypto assets.
Recent Developments, page 13

5. Refer to your response to prior comment 12. Please revise to identify the Lender.
The October 2022 Private Placement
The Private Placement
Security and Pledge Agreement, page 24

6. Refer to your response to prior comment 12. Please reconcile your disclosure on page 24 that "[t]he Security and Pledge Agreement granted a security interest in favor of the
         Collateral Agent . . . for the benefit of the Selling Shareholder in all personal property and assets, whether now owned or thereafter acquired (including all crypto assets)," with your disclosure on page 22 that you "have pledged a portion of [y]our Bitcoins as collateral for financing, including the transaction as discussed under the section titled 'The October
         2022 Private Placement.'
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany15,
February   NameBit
             2023 Origin Ltd.
February
Page 3 15, 2023 Page 3
FirstName LastName
       Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets